Ron Mayo
Vice President, Chief Financial Officer and Treasurer
(563) 383-2557
ron.mayo@lee.net

April 22, 2016

Ms. Melissa Raminpour
Branch Chief
Securities and Exchange Commission

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 27, 2015
From DEF14A filed January 8, 2016
Form 8-K filed December 11, 2015
File No. 001-06227

Dear Ms. Raminpour:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Ronald A. Mayo, Chief Financial Officer of the Company dated March 1, 2016, relating to the Company’s Form 10-K for the Fiscal Year Ended September 27, 2015, Form DEF14A filed January 8, 2016, and Form 8-K filed December 11, 2015. For convenience of reference, the text of the comments in the Staff’s letter have been reproduced in italicized type.

Form 10-K for the Fiscal Year Ended September 27, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 1:
We note from pages 22 and 39 that your presentation of the non-GAAP measures EBITDA and Adjusted EBITDA are reconciled ultimately to operating income (loss) rather than net income. Please revise to reconcile the non-GAAP measures EBITDA and Adjusted EBITDA to net income which represents the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The selected Lee Legacy and Pulitzer only financial information on pages 41 and 42 should be similarly revised as well as your earnings releases on Form 8-K.

Response:
We agree with the comment and request to comply with this request in future filings. In future filings we will no longer present EBITDA as a non-GAAP financial measure. We will continue to present Adjusted EBITDA and will revise our reconciliation to begin with net income. We will no longer include the selected Lee Legacy and Pulitzer only financial information in our Form 10-Q, Form 10-K or Form 8-K filed under Item 2.02.

Below is a draft of the presentation we will include in future flings on Form 10-K, Form 10-Q and earnings releases on Form 8-K to reconcile Adjusted EBITDA to net income:

	13 Weeks Ended		52 Weeks Ended
(Thousands of Dollars)	December 27 2015	December 28 2014	September 27 2015	September 28 2014

Net Income	11,508	10,007	24,318	7,671
Adjusted to exclude
Nonoperating expenses, net	17,754	20,992	71,456	99,238
Income tax expense	7,147	6,498	13,594	6,290
Depreciation and amortization	10,943	11,496	45,563	48,511
Loss (gain) on sale of assets, net	(971)	(257)	106	(1,338)
Impairment of intangible and other assets	—	—	—	2,980
Equity in earnings of TNI and MNI	(2,799)	(2,757)	(8,254)	(8,297)
Workforce adjustments	604	211	3,304	1,265
Stock compensation	570	443	1,971	1,481
Add:
Ownership share of TNI and MNI EBITDA (50%)	3,809	3,757	11,246	11,236
Adjusted EBITDA	48,565	50,390	163,304	169,037

Comment 2:
Additionally, please be advised that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization." Measures that are calculated differently should not be characterized as EBITDA and their titles should be distinguished from EBITDA. Please revise your non-GAAP measure presentation accordingly. Refer to the guidance outlined in Question 103.01 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

Response:
As stated in our response to comment 1 above, going forward we will no longer present EBITDA as a non-GAAP financial measure.

Comment 3:
Reference is made to your disclosures contained in the first paragraph under the heading NON-GAAP FINANCIAL MEASURES on page 22 in which you state the reasons you believe the presentation of non-GAAP measures are useful to investors and others in generic terms. We do not consider your current disclosures to fully comply with the requirements of Item 10(e)(1)(i) of Regulation S-K as the disclosures should be specific to each non-GAAP financial measure. Please revise to provide the disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K for each of your non-GAAP financial measures. Please provide us with your revised disclosures as part of your response.

Response:
We appreciate your comment and request to expand our disclosures on non-GAAP financial measures in future filings. Below is a draft of the expanded disclosure:

“We use non-GAAP financial performance measures for purposes of evaluating our performance and liquidity. Therefore, we believe that each of the non-GAAP measures presented provides useful information to investors by allowing them to view our businesses through the eyes of our management and Board of Directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance and liquidity of our businesses. The non-GAAP financial measures we use are as follows:

Adjusted EBITDA is a non-GAAP financial performance measure that enhances financial statement users overall understanding of the operating performance of the Company. The measure isolates unusual, infrequent or non-cash transactions from the operating performance of the business. This allows users to easily compare operating performance among various fiscal periods and understand how management measures the performance of the business. This measure also provides users with a benchmark that can be used when forecasting future operating performance of the Company that excludes unusual, nonrecurring or one time transactions. Adjusted EBITDA is also a component of the calculation used by stockholders and analysts to determine the value of our business when using the market approach, which applies a market multiple to financial metrics. It is also a measure used to calculate the leverage ratio of the Company, which is a key financial ratio monitored and used by the Company and its investors. Adjusted EBITDA is defined as net income (loss), plus nonoperating expenses, income tax expense (benefit), depreciation, amortization, loss (gain) on sale of assets, impairment charges, workforce adjustment costs, stock compensation and our 50% share of EBITDA from TNI and MNI, minus equity in earnings of TNI and MNI and curtailment gains.

Adjusted Income (Loss) and Adjusted Earnings (Loss) Per Common Share are non-GAAP financial performance measures that we believe offer a useful metric to evaluate overall performance of the Company by providing financial statement users the operating performance of the Company on a per share basis excluding unusual and infrequent transactions. It is defined as income (loss) attributable to Lee Enterprises, Incorporated and earnings (loss) per common share adjusted to exclude both unusual matters and those of a substantially non-recurring nature.

Cash Costs is a non-GAAP financial performance measure of operating expenses that are settled in cash and is useful to investors in understanding the components of the Company’s cash operating costs. Generally, the Company provides forward looking guidance of Cash Costs, which can be used by financial statement users to assess the Company's ability to manage and control its operating cost structure. Cash Costs is defined as compensation, newsprint and ink, other operating expenses and certain unusual matters, such as workforce adjustment costs. Depreciation, amortization, impairment charges, other non-cash operating expenses and other unusual matters are excluded. Cash Costs are also presented excluding workforce adjustments, which are paid in cash.

Unlevered Free Cash Flow and Free Cash Flow are non-GAAP liquidity measures that provide a useful view into the Company’s cash flow generation capabilities. Financial statement users can use these measures to understand the cash flow generated by the Company and that is available to service outstanding debt or return to stockholders. These measures can also used by stockholders, analysts and lenders to determine the valuation of the Company. Unlevered Free Cash Flow is defined as net cash provided by operating activities adjusted to exclude changes in operating assets and liabilities and changes in deferred income tax assets and liabilities plus income tax expense, interest expense, distributions greater than TNI earnings and cash income tax refunds, minus capital expenditures and cash income tax payments. Free Cash Flow is calculated by adding financial income and deducting interest expense settled in cash and debt financing and administrative costs paid from unlevered free cash flow.

Tables reconciling Adjusted EBITDA to net income (loss) and Unlevered Free Cash Flow and Free Cash Flow to Net cash provided by operating activities, the most directly comparable measures under GAAP, are set forth in Item 2, included herein, under the caption "Reconciliation of Non-GAAP Financial Measures".

Reconciliations of adjusted income (loss) and adjusted earnings (loss) per common share to income (loss) attributable to Lee Enterprises, Incorporated and earnings (loss) per common share, respectively, the most directly comparable measures under GAAP, are set forth in Item 2, included herein, under the caption “Overall Results”.

These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related consolidated GAAP measures, and should be read together with financial information presented on a GAAP basis.”

Comment 4:
Reference is made to Unlevered Free Cash Flow and Free Cash Flow. From page 13, it appears unlevered free cash flow represents a non-GAAP liquidity measure. In this regard, please tell us why operating income is considered the most directly comparable financial measure for reconciliation purposes. Additionally, please be advised that Item 10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures.” It appears from your reconciliation on page 39 that certain amounts requiring cash settlement have been included in the measures. Please advise or revise your disclosures and reconciliations accordingly.

Response:
As discussed in our response to comment 3, we consider unlevered free cash flow and free cash flow to be non-GAAP liquidity measures. In future filings the Company will reconcile non-GAAP liquidity measures to net cash provided by operating activities, as requested. Below is a draft of the presentation we will include in future filings on Form 10-K, Form 10-Q and earnings releases on Form 8-K to reconcile these non-GAAP liquidity measures to net cash provided by operating activities:

	13 Weeks Ended		52 Weeks Ended
(Thousands of Dollars)	December 27 2015	December 28 2014	September 27 2015	September 28 2014

Net cash provided by operating activities	21,069	22,290	74,476	82,075
Adjusted to exclude
Changes in operating assets and liabilities	9,531	8,567	10,260	4,450
Changes in deferred income assets and liabilities	(6,572)	(6,289)	(12,764)	(6,425)
Add (deduct)
Income tax expense	7,147	6,498	13,594	6,290
Capital expenditures	(1,470)	(3,547)	(9,707)	(11,824)
Pension contributions	(744)	(435)	(3,577)	(1,522)
Interest expense to be settled in cash	17,142	18,790	72,409	77,330
Distributions greater than TNI earnings	(137)	(451)	637	333
Cash income tax refunds (payments)	11	(4)	(485)	6,022
Unlevered free cash flow	45,977	45,419	144,843	156,729
Add (deduct)
Financial income	76	78	337	385
Interest expense to be settled in cash	(17,142)	(18,790)	(72,409)	(77,330)
Debt financing and administration costs paid	(44)	(17)	(733)	(31,587)
Free cash flow	28,867	26,690	72,038	48,197

Critical Accounting Policies, page 23

Comment 5:
Reference is made to your Goodwill and Other Intangible Assets critical accounting policy. You disclose that during fiscal 2015 you performed additional quantitative analysis regarding the carrying value of your goodwill and concluded the implied fair value of goodwill was in excess of its carrying value; thus, no impairment was recorded. Please tell us whether you were at risk of failing step one of the impairment test. If so, please consider disclosing the percentage by which fair value exceeded carrying value as of the most recent test. We note that you used a combination of an income and market approach in determining fair value of your business. Rather than simply describing the approaches, please provide the key assumptions used and how such key assumptions were determined. Please consider a discussion of the degree of uncertainty associated with the key assumptions and should be specific to the extent possible. We may have further comment.

Response:
Under ASC 350-20-35, an entity must evaluate on a periodic basis any potential impairment of goodwill using a two-step goodwill impairment test. As noted in the Company’s Form 10-K for the year ended September 27, 2015, Lee has one reporting unit. As of June 28, 2015, Lee reported a stockholders’ deficit of $163.3 million and as such had a negative carrying value for its single reporting unit. In accordance with ASC 350-20-35-8A, due to certain qualitative factors and the negative carry value, the Company did not perform the Step 1 exercise and proceeded to the Step 2 analysis. The result of the Step 2 analysis was that implied goodwill was more than double its carrying amount and as a result there was no impairment.

As you note in your comment, our current disclosure provides a summary of the methods we use to calculate fair value under the income and market approaches. Due to the fact the implied fair value is significantly in excess of carrying value we did not deem it necessary to provide any sensitivity analysis in our disclosure.

In our future 10-K filings, we will include an expanded description of the impairment testing performed in the “Critical Accounting Policies” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This disclosure will include a comment about some of the estimation uncertainties and will include a description of the valuation methods used to determine fair value of the reporting unit and the material assumptions used in each valuation method, and disclose that the fair value of goodwill was substantially in excess of the carrying value. A draft of the expected disclosure is as follows:

“Should we determine that a goodwill impairment is more likely than not, we make a determination of the fair value of our business. Fair value is determined using a combination of an income approach and a market approach. In 2015, the implied fair value of goodwill was substantially in excess of the carrying value.

Under the income approach, fair value is determined by estimating future cash flows discounted to their present value. The market approach estimates fair value using market multiples of various financial measures compared to a set of comparable public companies in the publishing industry. Determining the fair value is judgmental in nature and involves significant estimates and assumptions including estimates of future revenue, cash costs, operating margins, discount rates, valuation multiples of entities engaged in the same or similar lines of business and future economic and market conditions.

There are significant inherent uncertainties and judgments involved in estimating fair value. An extension or deepening of the industry downturn could have a negative impact on the cash flow analysis. While we believe we have used reasonable estimates and assumptions to estimate the fair value of our reporting unit, it is possible that material changes could occur due to factors impacting our industry. If actual results are not consistent with our estimates and assumptions, such as future revenue, operating margins, EBITDA, growth rates and discount rates, we may be required to reassess our goodwill for impairment in the future.“

Selected Consolidated Financial Information, page 39

Comment 6:
Please revise the titles of the tables “Selected Consolidated Financial Information” starting on page 39. The current titles of the tables are confusing with the similarly titled “selected financial data” on page 21 and give no indication that the information provided is related to the reconciliation of non-GAAP financial measures. The tables should clearly describe their purpose and be easily distinguished from the tables on page 21. The selected Lee Legacy and Pulitzer only financial information on pages 41 and 42 should be similarly revised as well as your earnings releases on Form 8-K.

Response:
The tables on pages 39-42 of Form 10-K are the reconciliations of our non-GAAP financial measures to the closest related GAAP measure. In future filings, we will revise the heading “Selected Consolidated Financial Information” to be "Reconciliation of Non-GAAP Financial Measures" as we understand that this heading could be mistaken for Item 6. Selected Financial Data. We will include these immediately after our qualitative disclosure of our non-GAAP financial measures.

Selected Lee Legacy Only Financial Information
Selected Pulitzer Only Financial Information, page 42

Comment 7:
Please revise to clarify your reasons for presenting the separate financial information for the Lee Legacy and Pulitzer operations given that the acquisition of Pulitzer took place in 2005.

Response:
The breakout of Lee Legacy and Pulitzer financial information is a reporting covenant in our debt agreements and we will provide that information by submitting a supplementary Form 8-K. While we believe this is useful information, we understand the confusion it creates and the complexities it adds in complying with Item 10(e) of Regulation S-K. As a result, we will not include the separate financial information for the Lee Legacy and Pulitzer operations in our Form 10-Q, Form 10-K or earnings releases furnished on Form 8-K.

Form DEF14A filed January 8, 2016
Appendix A, page 33

Comment 8:
We note from page 16 that you have presented the non-GAAP measures “cash costs” and “Adjusted EBITDA” and provided a footnote that references your annual report on Form 10-K. Please revise to include reconciliations to the most directly comparable GAAP measure for each of the non-GAAP measures pursuant to Regulation G.

Response:
We believe the footnote reference tells users where they can obtain a definition for the non-GAAP measures noted above. We do, however, understand and appreciate your comment and to the extent we include non-GAAP financial measures in our Definitive Proxy Statement in future filings, we will include the non-GAAP reconciliation in the filing itself as opposed to referencing a separate filing. The reconciliation will be consistent with the table provided in response to comment 1.

Form 8-K filed December 11, 2015

Comment 9:
We note from the press release included in exhibit 99.1 that operating cash flow and Adjusted EBITDA are the first measures presented in bullet points of the exhibit. In addition, we note that in the operating results narrative for both the fourth fiscal quarter of 2015 and full fiscal year 2015 narrative you discuss the changes in operating cash flow and Adjusted EBITDA without a balanced discussion of the net income. Please be advised that when you present non-GAAP measures, the most directly comparable GAAP measure should be presented with equal or greater prominence. Please revise your presentation accordingly and include a balanced discussion of the relevant GAAP measures. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Response:
In future filings, we will expand on our discussion of net income and earnings per share to ensure the GAAP financial measures are presented with equal or greater prominence than our non-GAAP financial measures.

* * * *

In connection with the response to this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2557.

Sincerely,

/s/ Ronald A. Mayo
Ronald A. Mayo
Vice President, Chief Financial Officer and Treasurer